

July 15, 2011

Via E-mail
Donald R. Ramon
Chief Financial Officer
Invesco Mortgage Capital Inc.
1555 Peachtree Street, NE
Suite 1800
Atlanta, GA 30309

> **Re:** **Invesco Mortgage Capital Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed March 14, 2011**
> **File No. 1-34385**

Dear Mr. Ramon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Cover Page of 10-K

1.   We note that the market value of shares held non-affiliates is based on December 31, 2010. In future filings, please provide such disclosure based on the last business day of the second quarter, as requested by the Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

General

2.   Please provide to us your analysis detailing your omission of disclosures pursuant to Securities Act Industry Guide 3. For example, your operating performance is primarily

driven by net interest income earned on investments, among other factors. Please tell why you have not presented a tabular analysis of the interest income and expense and related average asset balances used in determining your overall portfolio yield for all periods presented. Please refer to SAB 11-K.

Investment Activities, page 51

3.   In future Exchange Act periodic reports, please disclose the yield on assets acquired during the reporting period.

Investment Portfolio, page 52

4.   In future Exchange Act reports, please disclose the credit rating, if any, associated with your non-agency assets. Also, please disclose the portion of such assets that are comprised of fixed rate, floating rate, and/or interest only loans.

5.   We note your disclosure starting on page 9 that your target assets include prime and jumbo prime mortgage loans, Alt-A mortgage loans, subprime mortgage loans, mezzanine loans, B-notes, and other asset types. To the extent such assets become a material portion of your aggregate holdings, please provide additional disclosure about these assets, including a breakdown of such holdings and their yields.

Liquidity and Capital Resources, page 57

6.   In future Exchange Act periodic reports please provide more detailed disclosure regarding your sources and uses of cash for the next year, including cash on hand, cash from operations, loan repayments/maturities, facility capacity, and new financings.

Contractual Obligations, page 60

7.   In future Exchange Act periodic reports, please disclose the amount reimbursed to your Manager for operating expenses and salary expenses.

Form 10-Q for period ended March 31, 2011

Item 1. Financial Statements

Consolidated Balance Sheets, page 1

8.   Please tell us what constitutes the Investment related payable outstanding as of March 31, 2011. Considering this amount is approximately 30% of your total outstanding liabilities as of March 31, 2011, please include discussion of this amount in your Management's Discussion and Analysis in future periodic filings or tell us why such disclosure is not warranted.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Liquidity and Capital Resources, page 33

9.   Please expand your disclosure in future periodic filings to discuss trends related to your overcollateralization ratios. We note that the ratio of total MBS held as collateral compared to total repurchase agreements increased as of March 31, 2011 when compared to the balances at December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Adviser at 202.551.3585 or Duc Dang, Attorney-Adviser at 202.551.3386 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief